# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mint Incorporation Limited, CIK 0001998560
CUSIP: G6146G109
Title of class of securities: Class A ordinary shares, no par value
Address of issuer's principal executive offices: 17F, Wing Kwok Centre, 182 Woosung Street, Jordan, Kowloon, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 01/16/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002069889

## Reporting persons
- AL Holding Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,943,400; shared voting power 0; sole dispositive power 1,943,400; shared dispositive power 0; aggregate amount beneficially owned 1,943,400 (9.663% of the class)
  Comment: * This Amendment No. 2 to Schedule 13G amends the Amendment No. 1 to Schedule 13G filed with the U.S. Securities and Exchange Commission on December 23, 2025 (as amended, the "Schedule 13G"). Except as specifically amended hereby, the disclosures in the Schedule 13G remain unchanged.
  
  ** Percentage of class is calculated based on 20,112,500 Class A ordinary shares outstanding as of the date of this Amendment No. 2, which information was provided by the Issuer to AL Holding Group Limited (the "Reporting Person").

## Item 1. Issuer
Name of issuer: Mint Incorporation Limited
Address of issuer's principal executive offices: 17F, Wing Kwok Centre, 182 Woosung Street, Jordan, Kowloon, Hong Kong

## Item 2. Person Filing
Name of person filing: AL Holding Group Limited
Address of principal business office or, if none, residence: The registered address of AL Holding Group Limited is at the office of Ogier Global (BVI) Limited, Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.
Citizenship: British Virgin Islands

## Item 4. Ownership
Amount beneficially owned: 1,943,400 Class A Ordinary Shares
Percent of class: 9.663
Sole power to vote or to direct the vote: 1,943,400 Class A Ordinary Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,943,400 Class A Ordinary Shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- AL Holding Group Limited: /s/ Ka Kin Law, Ka Kin Law / Director (02/02/2026)